Exhibit 99.2

Edward Smolyansky
1219 N Wells St
Chicago, IL 60610

March 17, 2025

Dear Shareholders,

Together, Ludmila Smolyansky and I are the largest shareholders of Lifeway Foods, Inc. (NASDAQ: LWAY; “Lifeway” or the “Company”), with collective beneficial ownership of 4,163,141 shares of common stock, equating to approximately 27.4% of the shares reported by the Company to be outstanding.1 Additionally, we have served in several leadership roles at the Company throughout its nearly 40-year history.

The Company has reached an inflection point. While the Board’s insistent capitulation to Lifeway’s self-absorbed and self-interested CEO has always been in question, it now must prove in court that its conduct did not breach the directors’ fiduciary duties to shareholders.

The latest suit was brought by Danone, the Company’s largest unaffiliated investor for over 25 years. Danone alleges that the directors breached their fiduciary duties when the Board granted 283,337 shares of stock to CEO Julie Smolyansky without obtaining Danone’s consent per its 1999 shareholder agreement with the Company.2 The grant was suspicious given the cash retention bonus paid to CEO Smolyansky of $2 million3 announced immediately prior.

All of this followed the rejection of an unsolicited offer from Danone, its second, to buy the shares of the Company it did not own for $27 per share, representing a premium of 72% over the 3-month volume weighted average price.4

Instead of negotiating better terms with Danone and/or mending fences with its largest shareholder, we find the Company having to contend with litigation stemming from clearly questionable conduct. Importantly, the timing and magnitude of the $8.5 million aggregate CEO award in cash and shares – equating to more than 94% of the Company’s 2024 net income – suggests that this Board is far more interested in enriching the CEO than maximizing value for all shareholders.

1 Lifeway Annual Report on Form 10-K, filed with the Securities and Exchange Commission (the “SEC”) on March 14, 2025. The reported outstanding shares include shares purported to have been issued to Lifeway’s Chairman, President and CEO, Julie Smolyansky, and her spouse without the consent of Danone North America PBC. I do not concede that such shares are validly issued and outstanding.

2 Danone's Announcement of Lawsuit Against Lifeway 3/3/2025

3 Lifeway Current Report on Form 8-K, filed with the SEC on December 23, 2024

4 Danone Updated Proposed Acquisition of Lifeway Foods, Offer Letter November 15, 2024

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The Board’s failure to maximize shareholder value while enriching the CEO warrants a complete and immediate overhaul.

This change requires a new slate of independent directors, including George Sent. As a leading investment banker for the food and beverage industry, he is well-suited to assist the Board in objectively evaluating the strategic alternatives and acquisition offers received by the Company. As the former lead independent director for Lifeway and former chair of Lifeway’s Audit and Corporate Governance Committee, Mr. Sent is already intimately familiar with the Company and the corporate governance challenges it faces.

The proposed slate also includes Edward Smolyansky, a member of the founding family and one of the largest shareholders of the Company, with prior service to the Company in several key roles, including Controller, CFO, COO, and Director.

The new slate also includes Ludmila Smolyansky, co-founder of Lifeway and former Chair of the Board. Mrs. Smolyansky, together with her husband Michael, introduced kefir to the US market and helped turn a basement operation into a global enterprise. With her help, the Board can return to its business of maximizing value for shareholders and revive the integrity and spirit upon which the Company was founded.

It is Time for Complete and Immediate Change at the Lifeway Board

Lifeway can no longer be burdened with a Board incapable of putting the interests of its shareholders ahead of those of its CEO. The relationship with the Company’s largest investor must be repaired, and an independent committee can be formed to evaluate all strategic alternatives aimed at maximizing value for shareholders. However, we must act now.

The proposed slate has the right balance of kefir product expertise, shareholder representation, Board and operational familiarity with Lifeway, and financial and transactional experience, to usher a new growth phase for Lifeway.

Backgrounds and summaries for the nominees are included in the pages to follow. We look forward to your support in bringing about the complete and immediate change needed to create shareholder value.

Sincerely,

Edward Smolyansky

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Nominees and Bios for Immediate Change at Lifeway

Ludmila Smolyansky

Co-founder and Former Chairperson,

Lifeway Foods, Inc.

In 1986, Ludmila Smolyansky and her husband Michael founded Lifeway, introducing kefir to the American market. After the company went public in 1988, Ludmila played a pivotal role in Lifeway's growth. Following Michael’s passing in 2002, she became Chairperson of the Board, guiding the company through its expansion to over $119 million in annual revenues by 2021. Smolyansky’s leadership extended well beyond her role as Chairperson, which she held until August 2022. With over 40 years of experience in the health food industry, she was instrumental in developing Lifeway’s operational and strategic direction. Even after retiring as a company employee in 2010, she continued to serve as a consultant and remained a key figure on the Board. As a cultured dairy and probiotic pioneer, Ludmila’s insight into food manufacturing, distribution, and strategic planning has been invaluable to Lifeway's success. Her industry knowledge and business acumen have made her a recognized leader in natural and organic products.

Edward Smolyansky

Former Chief Operating Officer,

Lifeway Foods, Inc.

Mr. Smolyansky is one of the largest shareholders of Lifeway, a leading U.S. producer of kefir. As a member of Lifeway’s founding family, he served as the company’s COO for over a decade, overseeing critical operations and strategic growth initiatives. He also held roles as CFO and Treasurer after starting his tenure at Lifeway as Controller. He also served as a director from 2017 to 2022. Edward is a recognized leader in the dairy and probiotic products industry with extensive financial and operational experience. At Lifeway, he played a key role in integrating strategic acquisitions, developing innovative products, and collaborating with investors and financial institutions. Edward’s father founded Lifeway and entrusted him with the company’s secret kefir formulas and processing methods, and he has been committed to perfecting and enhancing those products ever since. Edward brings a fresh perspective and a deep understanding of the evolving dairy landscape. He has a clear vision and strategic plan to revitalize Lifeway, aligning the company with shareholder interests and future market demands.

George Sent

Managing Director,

Cascadia Capital

Mr. Sent is a seasoned investment banking professional with over two decades of experience, currently serving as Managing Director at Cascadia Capital, specializing in the Food, Beverage & Agribusiness sector. Sent’s expertise in mergers and acquisitions, private equity capital raises, and strategic board advisory is backed by fifteen years of concentrated work in the food and beverage industry. He holds an M.B.A. from Cornell University and an undergraduate degree from the University of Cincinnati. His background also includes becoming a Certified Public Accountant in 2002, and he is actively involved in advisory roles, serving on the Food Science Advisory Council at Cornell University and the Advisory Board of Magic Leap. Before joining Cascadia Capital in 2018, Sent held senior roles at KeyBank Capital Markets as Head of Food and Beverage M&A and at Lazard as Executive Director in consumer and retail investment banking. He also gained invaluable operational insights as Head of Corporate Finance and Investor Relations at The J.M. Smucker Company.

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Cindy Curry

Chief Financial Officer,

Rakuten Advertising

Ms. Curry has served as Chief Financial Officer of Rakuten Advertising, a multinational company specializing in affiliate marketing, influencer and performance solutions, and media, since 2022. With over 30 years of experience in accounting, financial planning, corporate strategy, and mergers and acquisitions, she has built a reputation for driving financial growth and operational efficiency. Before Rakuten, she was Executive Vice President and CFO at BBDO Worldwide, CFO at IPG Mediabrands, and CFO of Broadwind Energy. Her expertise spans a range of industries, including advertising and renewable energy, with a focus on global, publicly held companies.

Curry holds a Master of Business Administration from Northern Illinois University and a Bachelor's in Accounting from the University of Illinois – Chicago. She is also a Certified Public Accountant (CPA). Her experience in finance and her leadership in managing complex financial operations make her a critical asset in guiding strategic financial decisions at Rakuten Advertising.

Robert Whalen

Senior Advisor,

AIR Asset Management

Mr. Whalen is Senior Advisor of Alternative Investment Resource, LLC (d/b/a AIR Asset Management), a diversified alternatives asset management firm. In 2018, he co-founded, and served as Managing Partner of, Atlys Group, LLC, a diversified business group that engages in disaster recovery, pandemic solutions, private equity and other businesses. With over three decades of experience in the financial services industry, Whalen's expertise spans investment management, capital markets, and business growth strategies. Before co-founding Atlys Group in 2018, Whalen served as President and CEO of W Venture Group, where he leveraged a global network in financial services to drive business development. His career began at American Express, where he held several key leadership roles, including Financial Advisor, Field Vice President, and Group Vice President. He oversaw a team of over 600 financial advisors, managed $14 billion in assets, and was honored with the "Outstanding Leader of the Year" award. Whalen played a pivotal role in the rebranding and launch of Ameriprise Financial Services, which became one of the largest IPOs in business history. Whalen holds a Bachelor of Arts in Finance and Management from Merrimack College and completed the Executive Management Program at Harvard University.

Richard Beleutz

Founder and Chief Executive Officer,

AIR Asset Management

Mr. Beleutz has led AIR Asset Management since 2014, driving its growth and strategic direction. With nearly 30 years of experience in the investment industry, he has closed over $1 billion in transactions and held leadership roles in private equity, investment banking, and hedge fund operations. As Chair of the Executive and Investment Committees, his expertise in insurance-linked securities and alternative assets has positioned AIR as an industry leader. His extensive background in structured finance and investment strategy, combined with an operational focus, has earned him a reputation for delivering strong, risk-adjusted returns. Mr. Beleutz holds a Bachelor of Arts in Economics from the University of Michigan and carries Series 7, 9, 10, 24, 63, and 79 securities registrations.

Michael Leydervuder

CEO and Managing Partner,

L Development

Mr. Leydervuder serves as the CEO and Managing Partner of L Development, LLC, a real estate investment and business development firm he established in 2018. With over 20 years of experience in the real estate sector, Mr. Leydervuder has demonstrated expertise in areas including residential and commercial finance, real estate brokerage consulting, and commercial real estate development. His leadership at L Development is characterized by a focus on impactful projects, particularly in residential and commercial development, where business growth is aligned with community improvement. Mr. Leydervuder’s extensive experience in real estate and his commitment to enhancing underserved communities have earned him recognition as a respected leader in the industry. His strategic approach to real estate investment and development has positioned L Development as a significant player in promoting sustainable growth in both residential and commercial markets. Additionally, Mr. Leydervuder expanded his financial expertise by launching Smart Rate Lending, a residential lending business, to assist consumers and industry colleagues during periods of elevated interest rates.

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